[Husch Blackwell LLP Letterhead]

September 14, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington DC 20549

Attention: Mr. Edward P. Bartz

Re:	Tortoise Pipeline & Energy Fund, Inc. (the “Company”)
File Numbers 811-22585 and 333-225877

To the Commission:

On June 26, 2018, the Company filed with the Securities and Exchange Commission (the “Commission”) its shelf Registration Statement on Form N-2 under the Securities Act of 1933 (the “Registration Statement”).  The Company received oral comments from Edward P. Bartz of the Staff of the Commission.  The following sets forth the comments of the Staff and the Company’s response to those comments.  The Company has simultaneously filed a pre-effective amendment to the Registration Statement to respond to the comments.

The text of each comment has been included in this letter for your reference and the Company’s response is presented below each comment.

Prospectus - Cover Page

1.             Comment:          The heading of the cover page indicates that the Company may offer debt securities.  Please provide us with a representation that the Company will not use the term “senior” with respect to future offerings of debt securities unless the debt will rank senior in priority to other outstanding debt of the Company.

Response:          The Company hereby represents that it will not use the term “senior” with respect to future offerings of debt unless the debt is senior in priority to other outstanding debt of the Company.

2.             Comment:          Please add “junk bonds” to the description of “below investment grade” on the cover, in a parenthetical or otherwise.

Response:          The Company has revised this paragraph to make this clarification.

3.             Comment:          Please explain to us how the Company’s derivative investments are valued for purposes of the Company’s policy of investing at least 80% of its total assets in the securities of pipeline and other energy infrastructure companies, and confirm to us that the notional value of the Company’s derivative investments is not used for purposes of calculating compliance with this 80% policy.

Response:          The Company’s derivative instruments are valued by a third party valuation firm for purposes of the Company’s 80% policy. Notional value is not used for purposes of calculating compliance with the Company’s 80% policy or for purposes of calculating Managed Assets.

4.             Comment:          Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion and related consent of counsel will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

Response:          The Company hereby confirms that concurrent with the filing of each prospectus supplement, a legality opinion and related consent of counsel will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

Prospectus Summary – The Company (page 2)

5.             Comment:          Please provide a summary of the Company's market cap policy and corresponding risk factors if discussion of small and midcap if relevant.

Response:          The Company does not have a specific market capitalization policy.  While the Company may occasionally invest in small and midcap companies this is not expected to invest in these types of companies.  Therefore, this is not a principal investment strategy of the Company and not a principal risk of the Company.

6.             Comment:          This section states that the Company’s portfolio will consist primarily of North American pipeline companies; please clarify here, as stated later in the document, that North American can include non-U.S. companies.  Further, if emerging market securities included in non-U.S. companies, disclose here and include corresponding risk factors.

Response:          The Company has revised this section to indicate that North American pipeline companies can include non-U.S. companies.  The Company hereby confirms that investing in emerging market companies is not a principal investment strategy of the Company.

Prospectus Summary – Use of Proceeds (page 3)

7.             Comment:          Please disclose that payments of distributions from offering proceeds represent a return of capital distribution which is a return to investors of a portion of their original investment in the fund.  Also describe briefly the tax implications of a return of distribution.

Response:          The Company has revised this paragraph to make this clarification.

Prospectus Summary – Distributions (page 3)

8.             Comment:          Please disclose briefly that the Company’s distributions may include a return of capital.

Response:          The Company has revised this paragraph to make this clarification.

Prospectus Summary – Principal Investment Policies (page 3)

9.             Comment:          In the second sentence, please insert the word “primarily” before “engage in the business of…”.

Response:          The Company has revised this paragraph to make this clarification.

Prospectus Summary – Principal Investment Policies (page 4)

10.           Comment:         Please provide maturity policy for the Company’s debt instruments in third bullet point.

Response:          The Company hereby confirms that it has no specific maturity policy for debt instruments and has revised this paragraph to make this clarification.

11.           Comment:          In the last paragraph of this section, work in that this is for temporary defensive positions.

Response:          The Company has revised this paragraph to make this clarification.

Prospectus Summary – Use of Leverage by the Company (page 4)

12.          Comment:           Please supplementally explain how derivatives are valued for purposes of calculating financial leverage, and confirm to us that the notional value of the Company’s derivative investments is not used for purposes of calculating financial leverage.

Response:          The Company’s derivative instruments are valued by a third party valuation firm for purposes of calculating financial leverage.  Notional value is not used for purposes of calculating financial leverage.

Prospectus Summary – Company Risks (page 5)

13.           Comment:          Please add here a summary of the concentration risk and a non-diversification risk.

Response:          The Company has revised this section to add these summaries.

Summary of Company Expenses (page 9)

14.           Comment:         With regard to Dividend Reinvestment Plan Expenses (in dollars) in the table, the disclosure later in the document states that there is a $15 transaction fee, please revise to reflect this.

Response:          The Company has made the requested revisions to the table.

Risk Factors – Non U.S. Risk (page 20)

15.           Comment:          Please explain to us whether the Company will invest in foreign or emerging market securities and if so, please add appropriate risk factors.

Response:          As indicated in the prospectus, the Company may invest up to 30% of its Total Assets in non-U.S. companies (including Canada).  Appropriate risk factors are included summarizing the risks associated with non-U.S. companies.  The Company hereby confirms that investing in emerging market companies is not a principal investment strategy of the Company.

Investment Objective and Principal Investment Strategies – Covered Call Options Strategy (page 21)

16.           Comment:           Please confirm whether the Covered Call Options Strategy is a primary strategy of the Company.  If so, please include summary earlier in the prospectus.  If not, let us know.

Response:           The Company directs the SEC to the discussion of the covered call strategy on page 3 of the prospectus under the heading "Prospectus Summary - Principal Investment Policies," which the Company believes addresses the summary requested.

Leverage – Annual Expenses as a Percentage of Managed Assets (page 24)

17.           Comment:           Please modify the formatting of the table on page 24 to distinguish from the fee table required by Form N-2 that appears on page 9.  Modifications can be made by changing the format or font of the table.

Response:          The formatting of this table has been revised to distinguish it from the table on page 9.

We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As you are aware, the Company would like to have the Registration Statement declared effective as soon as possible. Please feel free to contact the undersigned at 423-755-2662 should you have any questions or concerns.

Sincerely,

/s/ Rebecca C. Taylor

Rebecca C. Taylor